Exhibit 4.23

Exhibit 4.23

BARCLAYS BANK PLC
54 LOMBARD STREET
LONDON EC3P 3AH

Mrs H.M. Cropper
Detail Omitted
17th March, 1998

Further to my telephone call of yesterday, I am writing to confirm that I would very much like you to join the Barclays PLC Board as a non-executive Director.

The Barclays Board normally meets ten times a year for formal Board meetings – in each month apart from May and September. In addition, there is a formal meeting for the Annual General Meeting at the end of April. It has been our recent practice to have one Board meeting a year outside London; last year that meeting was held in Coventry and this year will be held in Leeds. One meeting a year – normally the June meeting – is a whole day meeting concentrating on strategy but other Board meetings commence at 10:00 a.m. and are finished by 1:00 p.m.

This year the Board will be visiting New York for its October meeting and there is currently a plan to visit Harare in 1999, either in April or June.

The two main Committees of the Board are the Remuneration Committee and the Audit Committee and I expect all of our non-executive Directors to service on one of those Committees. Each of those Committees meets up to four times a year with Committee meetings being dovetailed with Board meetings, as far as possible.

Continued...

Regulated by IMRO and the Personal Investment Authority.
Barclays Bank PLC represents only the Barclays Marketing Group for life assurance, pensions and unit trust business.
Registered in London, England. Reg. No: 1026167. Reg. Office: 54 Lombard Street, London EC3P 3AH

The current Board fee for a non-executive Director is £26,000 per annum, plus a Committee membership fee of £3,000 per annum. In addition, a non-executive Director is paid £1,000 for each Committee attendance. A proposal will go to the Board at the beginning of April for the base fee to be raised to £31,000 per annum with the whole of the extra £5,000 per annum being paid in shares, which may not be sold until the Director leaves the Board.

Non-executive Directors are appointed initially for a period of five years, purely for the purpose of reviewing the position at that stage. It would be the intention of Barclays that you should serve longer. Non-executive Directors do not normally serve behind the age of 65.

I hope that you will be willing to join us. My colleagues and I will be extremely pleased if you take that step.

A.R.F. Buxton

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